June 27, 2023

VIA EDGAR CORRESPONDENCE

Office of International Corporate Finance

Attn. Angie Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	República Oriental del Uruguay
Amendment No. 1 to Registration Statement under Schedule B
Filed June 15, 2023
File No. 333-270970
Form 18-K for the year ended December 31, 2022
Filed June 15, 2023
File No. 333-07128

Dear Mrs. Kim:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 23, 2023 (the “June 23 letter”), regarding the above-referenced Registration Statement under Schedule B (as amended by Amendment No. 1 thereto, the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2022 (the “18-K for 2022”) of the Republic of Uruguay (the “Republic” or “Uruguay”).

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your June 23 letter, and provided responses immediately below the comments. Capitalized terms used but not defined shall have the meaning set forth in the 18-K for 2022.

Form 18-K, Filed June 15, 2023

Environmental, Social & Governance Matters

Sovereign Sustainable Finance, page D-19

1. You state on page D-19 that “[t]he SSLB Framework…has been favorably evaluated by an independent ratings and analytics firm. Such firm has indicated in a report delivered to Uruguay that the SSLB Framework is aligned with the International Capital Market Association’s Sustainability-Linked Bond Principles published in June 2020.” Please file a consent pursuant to Rule 436 of the Securities Act for this firm or tell us why you believe you are not required to do so. In this regard, we note this report, available on Uruguay’s Sovereign Sustainability-Linked Bonds webpage, may have been commissioned by you for use in connection with this registration statement as it states “[t]he Second-Party Opinion is valid for issuances aligned with the respective Framework for which the Second-Party Opinion was written” and page S-6 of your prospectus filed on October 24, 2022 also refers to this report.

In response to the Staff’s comment, the Republic respectfully submits that the ratings and analytics firm (the “Firm”) is not an ‘expert’ within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is ‘any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.’ Given that a ratings and analytics firm is not amongst the enumerated professions under Section 7 of the Securities Act, the Republic believes that the Firm is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as ‘experts’ unless the Registrant expressly identifies it as an expert or the statements are purported to be made on the authority of such provider as an ‘expert.’ The 18-K does not contain any statements that are purported to be made on the authority of an ‘expert.’

In addition, the Republic notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The Firm’s report was not prepared in connection with the Registration Statement, and is limited to confirming the Republic’s statements on whether the Republic’s SSLB Framework is aligned with international best practices, and in particular the International Capital Market Association’s Sustainability-Linked Bond Principles published in June 2020. As disclosed in the Environmental, Social & Governance Matters section of the 18-K for 2022, the Republic is strongly committed to environmental sustainability and transparency. The references to the Firm were included in the context of such general discussion of the Republic’s overall efforts and initiatives in these areas.

As a result of the foregoing, the Republic respectfully submits that the Firm is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

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We are grateful for your assistance in this matter. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (1-212-225-2372) or (+55 11 96329 0067), or Ignacio Lagos at (+1 212 225 2852) of our U.S. counsel Cleary Gottlieb.

Very truly yours,

By:	/s/ Azucena Arbeleche
Azucena Arbeleche Minister of Economy and Finance, República Oriental del Uruguay
cc.:	Juan G. Giráldez

Ignacio Lagos

Cleary Gottlieb Steen & Hamilton LLP

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